March 2, 2006

                            Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Stream Update

Stream Communications Network and Media Inc. (“Company” or “Stream”) wishes to advise its shareholders that former President & CEO Stan Lis, who resigned on August 15, 2005 and took a leave of absence for personal reasons will not be returning to the Company.

“We would like to acknowledge Mr. Lis’s contribution and efforts during his employment at Stream as we look forward to accelerating implementation of Stream’s new growth strategy.  We are actively pursuing candidates for the CEO position to fulfill this instrumental role in the Company’s structure.” said Iwona Kozak, President of Stream and on behalf of the board.

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Mike Young, Investor Relations

tel: 604-669-2826 toll free: 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.